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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Bernstein Institutional Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__245 Park Avenue__
                                              (No. and Street)

__Newr York__	__NY__	__10167__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Kiho Rhee__	__917-344-8533__	__kiho.rhee@bernsteinsg.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PriceWaterhouseCoopers LLP__
                          (Name – if individual, state last, first, and middle name)

21 Platform Way South, Suite 1900	Nashville	TN	37203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Kiho Rhee</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Bernstein Institutional Services, LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: *kiho Rhee* 9E2332C7D13D403

Title: Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BERNSTEIN INSTITUTIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

(AUDITED)

BERNSTEIN INSTITUTIONAL SERVICES, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statement:

Statement of Financial Condition   2

Notes to Financial Statement   3-8



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Bernstein Institutional Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bernstein Institutional Services, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Nashville, Tennessee
March 2, 2026

We have served as the Company's auditor since 2024.

BERNSTEIN INSTITUTIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Assets

Cash	$	145,415,303
Due from broker		2,725,509
Due from affiliates		10,682,857
Commissions and fees receivable		4,977,113
Other assets		8,350,223
Right-of-Use Asset		33,205,679
Total assets	$	205,356,684

Liabilities and Members Equity

Liabilities

Due to broker	$	369,145
Accounts payable and accrued expenses		8,428,893
Operating Lease Liability		33,991,571
Soft dollar payable		13,074,587
Employee compensation payable		71,545,330
Due to affiliates		21,506,916
Total liabilities		148,916,442
Members' equity		56,440,242
Total liabilities and members' equity	$	205,356,684

See accompanying notes to financial statement.

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

---

1. Nature of Business

Bernstein Institutional Services, LLC ("the Company") is a wholly owned subsidiary of Bernstein North America Holdings, LLC ("BNAH"), a joint venture between AllianceBernstein L.P. ("AB") and Société Générale ("SG").

The Company currently operates in a single reportable business segment. See Note 8 for Segment Reporting.

The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is also an investment adviser registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and New York Stock Exchange, Inc. (the "NYSE") as well as the Chicago Board Options Exchange (the "CBOE"). The Company is registered with Commodity Futures Trading Commission ("CFTC") as a guaranteed introducing broker ("GIB") and a member of National Futures Association (the "NFA"). The Company clears its brokerage transactions through its clearing broker dealer SG Americas Securities, LLC ('SGAS").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") that requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2025. Significant estimates and assumptions may include fair value measurement of certain financial instruments and provisions for potential losses that may arise from litigations. The Company believes that the estimates utilized in the preparation of the financial statement are reasonable. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and Cash Equivalents – The Company considers all high-quality liquid investment instruments with original maturities of 90 days or less to be cash equivalents. The Company maintains $145,415,303 of cash in bank deposit accounts which, at times, may exceed federally insured limits and the Company has no cash equivalents.

Property and Equipment (Net) – Property and equipment are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets. Property and equipment are depreciated over three to five years.

Income Tax – The Company is a disregarded subsidiary in the Parent (BNAH)'s consolidated tax return. The Company pays no federal or state income taxes. BNAH is subject to certain local taxes including New York City general unincorporated business tax.

Operating Leases with Affiliate – The Company has operating lease agreements with an affiliate. Whether an arrangement is a lease or not is determined at inception of the contract. The right-of-use ("ROU") assets and the lease liabilities associated with the operating leases are included in the Statement of Financial Condition. The ROU assets represent the Company's right to use an underlying asset for the lease term and the lease liabilities represent the Company's obligation to make lease payments arising from the lease. The ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses the rate implicit in the lease based on the information available as of the lease commencement date in determining the present value of lease payments. The lease terms include lessor's unilateral early termination options to terminate the leases. These options to extend are assessed on a lease-by-lease basis, and

the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised. When measuring the ROU assets and lease liabilities, any costs related to operating expenses, real estate taxes, cleaning and utilities, etc. are excluded from the measurement.

Operating Leases with Affiliate – Leasehold Improvements ("LHI") – The leasehold improvements are recognized as the ROU assets and the operating lease liabilities in the Statement of Financial Condition. The ROU assets represent the Company's right to use improvements made to a leased space over the lease term and the operating lease liabilities represent the Company's obligation to make lease payments arising from the leasehold improvement. The ROU assets and the lease liabilities are recognized at the completion of the LHI work.

Loss Contingencies – If the Company determines the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, an estimated loss for the expected outcome of litigation is recorded. If the likelihood of a negative outcome is reasonably possible the Company is able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, it discloses that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In these cases, the Company disclose that we are unable to predict the outcome or estimate a possible loss or range of loss.

Current Expected Credit Losses ("CECL") – ASC 326 Financial Instruments – Credit Losses ("ASC 326") requires the Company recognize the current expected credit losses on all third-party financial assets at amortized cost. The Company measures its current expected credit losses for the estimated useful life of the financial assets by incorporating historical experiences, current conditions and reasonable as well as supportable forecasts, which contain forward-looking information, such as forecasted macroeconomics conditions.

The Company's third-party financial assets within the scope of ASC 326 include due from broker, commissions and fees receivable, and other assets. The Company's financial assets are generally short-term in nature and have not experienced any losses. The Company does not believe it is exposed to any significant credit risk, and does not have an allowance for credit losses at December 31, 2025.

3. **Other Assets**

Other assets consist of the following as of December 31, 2025:

Employee Loans (net)	$	1,130,211
Prepaid Expenses & Other (net)		7,055,190
	$	8,185,401

The Company provides loans to employees to attract and retain talent. The loan principal is subject to forgiveness over 3 year period, contingent upon the borrowers meeting specific requirements including continuation of employment in the Company.

4. **Exemption from Rule 15c3-3**

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) as the Company introduces securities transactions to a carrying broker-dealer on a fully disclosed basis. The Company also applies the guidance pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff for its other business activities.

5. Commitments and Contingencies

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions, or other relief. The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss by a charge to income reported in Other Expenses on the Statement of Income. The evaluation will also consider the existence of any affiliate or third-party indemnification agreements. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to any previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For legal proceedings, the Company does not believe, based on current knowledge and after consultation with counsel, that the resolution of such proceedings will have a material adverse effect on the Company's financial statements.

The Company has access to a committed revolving credit facility with Société Générale to support its liquidity and working capital needs. The facility amount is $30,000,000, of which $0 was drawn as of December 31, 2025. An annual commitment fee of 0.15% is charged on the unused portion of the facility which is paid quarterly. The interest rates on the loans equal to the highest of (a) the Federal Fund Rate plus one-half of one percent per annum, (b) Prime Rate, and (c) term SOFR (Secured Overnight Funding Rate) for a one-month tenor in effect for such days plus one percent (1%) per annum. The commitment termination date is January 8, 2026. Refer to Note 9, Subsequent Events for additional information.

6. Related Party

During the year ended December 31, 2025 the Company engaged in various transactions with SG, AB and their various affiliates. Balances with respect to the related party activities are as follows:

Statement of Financial Condition

Due from broker	$2,725,509
Due from affiliates	$10,682,857
Other assets	$1,130,211
Right-of-use assets	$33,205,679
Operating lease liability	$33,991,571
Due to affiliates	$21,506,916

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

The Company has various receivables from and payables to affiliated entities which largely represent reimbursements for amounts paid for or received on behalf of affiliated entities.

The Company earns commissions from affiliated entities whose trades are executed by the Company. At December 31, 2025, the Company has an outstanding receivable of $479,175 included in due from affiliates on the Statement of Financial Condition.

The Company earns research fees from affiliated entities who receive research services from the Company. At December 31, 2025, the Company has a receivable outstanding of $301,111 included in due from affiliates on the Statement of Financial Condition.

The Company maintains deposits with its clearing broker, SGAS, to support trading activity and meet regulatory requirements. These balances are included in due from broker.

The Company has a master service agreement with SGAS whereby SGAS provides clearing and execution services and other pass-through brokerage services. At December 31, 2025, the Company has a payable outstanding of $4,139,104 included in due to affiliates on the Statement of Financial Condition.

The Company also has a service level agreement with SG who provides general and administrative services. At December 31, 2025, the Company has a payable outstanding of $2,609,177 included in due to affiliates on the Statement of Financial Condition and a receivable outstanding of $718,113 included in due from affiliates on the Statement of Financial Condition.

The Company has a transition service agreement with AB who provides technology, market data and occupancy charges. At December 31, 2025, the Company has a payable outstanding under this transition service agreement of $5,556,682 included in due to affiliates on the Statement of Financial Condition.

The Company has cooperation and data sharing agreement with Sanford C. Bernstein Holdings Limited ("SCB Holdings", a subsidiary of SG), related to data sharing costs. The Company has a receivable under this agreement of $1,041,261 which is included in due from affiliates at December 31, 2025. The Company carries a global CSA liability on behalf of certain affiliates and they are reimbursed by such affiliates for such costs. The Company has an outstanding receivable of $679,816 related to such CSA liability transfers and services provided by the Company, which is also included in due from affiliates in the Statement of Financial Condition. Under the same cooperation agreement, the Company receives or pays research fees to affiliated entities under SCB Holdings. At December 31, 2025, the Company has an outstanding payable amount of $7,940,987 and outstanding receivables amount of $5,762,628 on the Statement of Financial Condition.

The Company receives agency selling fees from SGAS when SGAS and its affiliates act in a capacity as underwriter, manager, dealer or placement agent in respect of equity capital market ("ECM") transactions. At December 31, 2025, the Company has a receivable outstanding of $1,305,877 in due from affiliate on the Statement of Financial Condition.

Finally, the Company has agreements with Société Générale Securities Japan Limited., and Sanford C. Bernstein (Hong Kong) Limited with respect to customers they introduce to the Company. At December 31, 2025, the Company has a payable under these agreements of $314,317, which is included in due to broker on the Statement of Financial Condition.

The Company leases office spaces from a related party under operating lease arrangements.

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

BIS leases office spaces from a related party under operating lease arrangements. The operating leases includes lease of space and lease hold improvement (LHI) in the Statement of Financial Condition reflected as Right-of-Use Assets of $33,205,678 and Operating Lease Liability of $33,991,570 as of December 31, 2025.

Future annual minimum payments are as follows:

Year	Operating Leases
2026	$ 5,430,597
2027	5,395,532
2028	6,118,740
2029	6,118,740
2030	6,118,740
2031	6,118,740
2032	5,098,950
	$ **40,400,039**

The weighted average remaining lease term (years) and weighted average discount rate for the operating leases were 6.8 years and 5.14%, respectively.

7. Segment Reporting

The Company is engaged in a single line of business as a broker-dealer in order to conduct its capital market activities. More specifically, the Company provides brokerage execution services to institutional customers and other broker-dealers. The Company also provides research advisory services.

The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to measure the results of the business, predominantly in the forecasting process, to manage the Company.

The Company's operations constitute a single operating segment and therefore a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company operates predominantly in the United States, and revenues from external customers are mostly derived from customers located in the United States.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2025, the Company's net capital was $31,663,701 which was $23,959,923 in excess of its minimum requirement of $7,703,778.

BERNSTEIN INSTITUTIONAL SERVICES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

9. Subsequent Events

The Company evaluated subsequent events through March 2, 2026, the date on which the financial statement is available to be issued.

On January 1, 2026, BIS' parent, BNAH was merged into Sanford C. Bernstein Holdings Limited ("SCBH"), a U.K.-based-entity, which was held under common control of BNAH. Both SCBH and BNAH were part of a global joint venture ("JV") between SG and AB. Through the end of 2025, BNAH was indirectly majority owned by AB (66.67% equity and 95.01% voting rights) and minority owned by SG (33.33% equity and 4.99% voting rights), whereas SCBH was majority owned by SG (51% equity and voting) and indirectly minority owned by AB (49% equity and voting). Following certain regulatory approvals received in 2025, on January 1, 2026, SG and AB engaged in a series of restructuring transactions to streamline the JV's corporate structure and align their ownership percentages in BNAH with their ownership percentages in SCBH. As a result of this restructuring, BIS and the Canadian affiliate became directly owned by SCBH, and BNAH was dissolved. The JV is now operated as a single business under SCBH, which as noted is majority owned by SG.

As of January 8, 2026, BIS's revolving credit facility of $30,000,000 with SG was terminated and replaced with an affiliate credit line arrangement with SG for $30,000,000. The affiliate credit line arrangement is for one year repayment term without any fees. The interest rate on the loans are based on the term SOFR (Secured Overnight Funding Rate) at the time of borrowing plus the spread determined by SG based on the tenor.